Exhibit 99.1	GRACO INC.
P.O. Box 1441
Minneapolis, MN
55440-1441
NYSE: GGG

FOR IMMEDIATE RELEASE:	FOR FURTHER INFORMATION:
Wednesday, April 26, 2017	Financial Contact: Christian Rothe, 612-623-6205 Media Contact: Charlotte Boyd, 612-623-6153 Charlotte_M_Boyd@graco.com

Graco Reports Record First Quarter Sales and Operating Earnings
Strong Sales Growth in All Segments and Regions
Raises Full-Year Outlook

MINNEAPOLIS (April 26, 2017) - Graco Inc. (NYSE: GGG) today announced results for the first quarter ended March 31, 2017.

Summary
$ in millions except per share amounts

	Three Months Ended
	Mar 31, 2017	Mar 25, 2016	% Change
Net Sales	$340.6	$304.9	12%
Operating Earnings	85.8	60.9	41%
Net Earnings	60.7	39.6	54%
Diluted Net Earnings per Common Share	$1.05	$0.70	50%

•	Sales increased 12 percent, led by double-digit growth in the Contractor segment.

•	Gross profit margin rate was more than 1 percentage point higher than the first quarter last year due to realized pricing and higher production volume.

•	Operating expenses were slightly lower than the first quarter last year.

•
The increase in diluted earnings per share includes $0.05 from a required change in accounting for stock compensation, and $0.01 from reduced intangible amortization expense resulting from the impairment charge recorded in the fourth quarter of 2016.

•	The Company executed an accelerated share repurchase plan that reduced outstanding shares by 850,000 as of February 21, 2017.

"I am pleased with Graco's performance in the first quarter, where we achieved organic, constant currency growth in every region and reportable segment, as well as growth within every segment in every region," said Patrick J. McHale, Graco's President and CEO. "Profitability was strong in the first quarter, reflecting improved sales volumes, increased gross margin performance and solid operating expense leverage. I would like to thank our employees, end users and channel partners around the world for their efforts to get the year off to a good start."

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Consolidated Results

Sales increased 12 percent, with increases of 15 percent in the Americas, 4 percent in EMEA (9 percent at consistent translation rates) and 10 percent in Asia Pacific (12 percent at consistent translation rates). Changes in currency translation rates decreased sales by approximately $4 million (1 percentage point). Incremental sales from operations acquired within the last 12 months were not significant.

Gross profit margin rate increased by more than 1 percentage point compared to the first quarter of last year. Favorable effects from realized pricing and higher production volume were partially offset by unfavorable impacts of product mix.

Total operating expenses were slightly lower than the first quarter last year. Reductions from the impact of currency translation, decreased amortization expense and lower unallocated corporate expenses (mostly stock compensation and central warehouse) more than offset volume and rate related increases.

The effective income tax rate for the quarter was 26 percent, down from 31 percent last year. Adoption of a new accounting standard, requiring excess tax benefits related to stock option exercises to be credited to the income tax provision (formerly credited to equity), reduced the effective tax rate by 4 percentage points. The tax rate benefit from foreign earnings taxed at lower rates than the U.S. rate was also higher compared to the first quarter last year.

Segment Results

Certain measurements of segment operations are summarized below:

	Industrial	Process	Contractor
Net sales (in millions)	$156.4	$70.0	$114.2
Percentage change from last year
Sales	6%	9%	22%
Operating earnings	17%	85%	55%
Operating earnings as a percentage of sales
2017	34%	19%	23%
2016	31%	11%	18%

Components of net sales change by geographic region for the Industrial segment were as follows:

	Volume and Price	Acquisitions	Currency	Total
Americas	6%	0%	0%	6%
EMEA	3%	1%	(4)%	0%
Asia Pacific	16%	1%	(3)%	14%
Segment Total	7%	1%	(2)%	6%

Improved conditions in Asia Pacific, strong project activity and timing of promotions in the Americas contributed to the increase in Industrial segment sales. Operating margin rates for the Industrial segment increased 3 percentage points compared to last year due to higher sales volume, improved gross margin rate and favorable expense leverage.

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Components of net sales change by geographic region for the Process segment were as follows:

	Volume and Price	Acquisitions	Currency	Total
Americas	11%	0%	1%	12%
EMEA	15%	0%	(8)%	7%
Asia Pacific	3%	0%	(2)%	1%
Segment Total	11%	0%	(2)%	9%

The Process segment had solid sales growth across most product applications. Operating margin rates for this segment increased 8 percentage points compared to last year due to higher sales volume, favorable expense leverage and a decrease in intangible amortization related to the non-cash impairment recorded in the fourth quarter of 2016.

Components of net sales change by geographic region for the Contractor segment were as follows:

	Volume and Price	Acquisitions	Currency	Total
Americas	26%	0%	0%	26%
EMEA	18%	0%	(4)%	14%
Asia Pacific	1%	0%	0%	1%
Segment Total	23%	0%	(1)%	22%

New product launches and strong customer out-the-door sales drove double-digit percentage growth in both Paint and Home Center channels in North America. Operating margin rates for the Contractor segment increased 5 percentage points compared to last year due to higher sales volume, improved gross margin rate and favorable expense leverage.

Outlook

"Demand in the first quarter was broad-based across products and geographies and exceeded our expectations," stated McHale. "We are raising our full-year 2017 outlook to mid single-digit organic sales growth on a constant currency basis worldwide, from a prior outlook of low single-digit growth. We expect to achieve mid single-digit growth in each geographic region in 2017."

Cautionary Statement Regarding Forward-Looking Statements

The Company desires to take advantage of the “safe harbor” provisions regarding forward-looking statements of the Private Securities Litigation Reform Act of 1995 and is filing this Cautionary Statement in order to do so. From time to time various forms filed by our Company with the Securities and Exchange Commission, including our Form 10-K, Form 10-Qs and Form 8-Ks, and other disclosures, including our 2016 Overview report, press releases, earnings releases, analyst briefings, conference calls and other written documents or oral statements released by our Company, may contain forward-looking statements. Forward-looking statements generally use words such as “expect,” “foresee,” “anticipate,” “believe,” “project,” “should,” “estimate,” “will,” and similar expressions, and reflect our Company’s expectations concerning the future. All forecasts and projections are forward-looking statements. Forward-looking statements are based upon currently available information, but various risks and uncertainties may cause our Company’s actual results to differ materially from those expressed in these statements. The Company undertakes no obligation to update these statements in light of new information or future events.

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Future results could differ materially from those expressed due to the impact of changes in various factors. These risk factors include, but are not limited to: our Company’s growth strategies, which include making acquisitions, investing in new products, expanding geographically and targeting new industries; economic conditions in the United States and other major world economies; changes in currency translation rates; changes in laws and regulations; compliance with anti-corruption and trade laws; new entrants who copy our products or infringe on our intellectual property; risks incident to conducting business internationally; the ability to meet our customers’ needs and changes in product demand; supply interruptions or delays; security breaches; the possibility of asset impairments if acquired businesses do not meet performance expectations; political instability; results of and costs associated with litigation, administrative proceedings and regulatory reviews incident to our business as well as indemnification claims under our asset purchase agreement with Carlisle Companies Incorporated, Carlisle Fluid Technologies, Inc., and Finishing Brands Holdings Inc.; the possibility of decline in purchases from few large customers of the Contractor segment; variations in activity in the construction, automotive, mining and oil and natural gas industries; our ability to attract, develop and retain qualified personnel; and catastrophic events. Please refer to Item 1A of our Annual Report on Form 10-K for fiscal year 2016 (and most recent Form 10-Q) for a more comprehensive discussion of these and other risk factors. These reports are available on the Company’s website at www.graco.com and the Securities and Exchange Commission’s website at www.sec.gov. Shareholders, potential investors and other readers are urged to consider these factors in evaluating forward-looking statements and are cautioned not to place undue reliance on such forward-looking statements.

Investors should realize that factors other than those identified above and in Item 1A might prove important to the Company’s future results. It is not possible for management to identify each and every factor that may have an impact on the Company’s operations in the future as new factors can develop from time to time.

Conference Call

Graco management will hold a conference call, including slides via webcast, with analysts and institutional investors on Thursday, April 27, 2017, at 11 a.m. ET, 10 a.m. CT, to discuss Graco’s first quarter results.

A real-time webcast of the conference call will be broadcast live over the Internet. Individuals wanting to listen and view slides can access the call at the Company’s website at www.graco.com. Listeners should go to the website at least 15 minutes prior to the live conference call to install any necessary audio software.

For those unable to listen to the live event, a replay will be available soon after the conference call at Graco’s website, or by telephone beginning at approximately 2 p.m. ET on April 27, 2017, by dialing 888-203-1112, Conference ID #7118428, if calling within the U.S. or Canada. The dial-in number for international participants is 719-457-0820, with the same Conference ID #. The replay by telephone will be available through May 1, 2017.

Graco Inc. supplies technology and expertise for the management of fluids and coatings in both industrial and commercial applications. It designs, manufactures and markets systems and equipment to move, measure, control, dispense and spray fluid and powder materials. A recognized leader in its specialties, Minneapolis-based Graco serves customers around the world in the manufacturing, processing, construction and maintenance industries. For additional information about Graco Inc., please visit us at www.graco.com or on Twitter @GracoInc.

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GRACO INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF EARNINGS (Unaudited)
(In thousands except per share amounts)

	Three Months Ended
	Mar 31, 2017	Mar 25, 2016
Net Sales	$340,590	$304,912
Cost of products sold	155,317	143,116
Gross Profit	185,273	161,796
Product development	14,499	14,686
Selling, marketing and distribution	54,911	52,701
General and administrative	30,042	33,460
Operating Earnings	85,821	60,949
Interest expense	4,055	4,493
Other expense (income), net	191	(1,146)
Earnings Before Income Taxes	81,575	57,602
Income taxes	20,843	18,050
Net Earnings	$60,732	$39,552
Net Earnings per Common Share
Basic	$1.09	$0.71
Diluted	$1.05	$0.70
Weighted Average Number of Shares
Basic	55,768	55,394
Diluted	57,712	56,709

SEGMENT INFORMATION (Unaudited)
(In thousands)

	Three Months Ended
	Mar 31, 2017	Mar 25, 2016
Net Sales
Industrial	$156,390	$147,088
Process	70,029	64,285
Contractor	114,171	93,539
Total	$340,590	$304,912
Operating Earnings
Industrial	$53,735	$45,794
Process	13,463	7,277
Contractor	26,019	16,743
Unallocated corporate (expense)	(7,396)	(8,865)
Total	$85,821	$60,949

The Consolidated Balance Sheets, Consolidated Statements of Cash Flows and Management's Discussion and Analysis are available in our Quarterly Report on Form 10-Q on our website at www.graco.com.

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